Writer's Direct Number	Writer's E-mail Address
212.756.2208	david.rosewater@srz.com

March 22, 2013

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington, D.C. 20549

Re:	Stillwater Mining Company (“Stillwater” or the "Company")
Revised Preliminary Proxy Statement On Schedule 14A
Filed March 19, 2013 by Clinton Relational Opportunity Master Fund, L.P., et al.
File No. 001-13053

Dear Mr. Orlic:

On behalf of Clinton Relational Opportunity Master Fund, L.P. and its affiliates (“Clinton”), John DeMichiei, Charles R. Engles, Seth E. Gardner, Michael McMullen, Michael McNamara, Patrice E. Merrin, Brian Schweitzer and Gregory P. Taxin (each, a “Filing Person” and collectively, with Clinton, the “Filing Persons”), we are responding to your letter dated March 20, 2013 (the “SEC Comment Letter”) in connection with the Revised Preliminary Proxy Statement on Schedule 14A filed on March 19, 2013 (the "Revised Proxy Statement"). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the "Commission") and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, Clinton is filing a further revised preliminary Proxy Statement on Schedule 14A (the "Second Revised Proxy Statement"). The Second Revised Proxy Statement reflects revisions made to the Revised Proxy Statement in response to the comments of the Staff. Unless otherwise noted, the page numbers in the italicized headings below refer to pages in the Revised Proxy Statement, while the page numbers in the responses refer to pages in the Second Revised Proxy Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Second Revised Proxy Statement.

David L. Orlic

March 22, 2013

For your convenience, we are emailing to your attention copies of the Second Revised Proxy Statement, including a copy marked to show the changes from the Revised Proxy Statement.

Our Proposed Path Forward, page 8

1.	Disclosure with respect to the Marathon project states the view that “no additional betting should be done without first accurately assessing the resource.” However, the company’s Form 10-K for the fiscal year ended December 31, 2012 indicates that the company plans about $21.9 million of capital outlay at Marathon in 2013 in support of environmental assessment activities, detailed engineering and sustaining efforts related to the Marathon development project. Please revise your disclosure to indicate how your plans for this project differ from the company’s.

In response to your comment, the Filings Persons have revised the disclosure to clarify how their plans for the Marathon project differ from those of the Company. Please see page 8 of the Second Revised Proxy Statement.

Proposal 3 – Advisory Vote on Executive Compensation, page 17

2.	Disclosure on page 19 states that Mr. McAllister is entitled to $13.7 million upon the non-renewal of his executive employment contract, “according to the Company’s proxy statement.” The company’s definitive proxy statement does not appear to make this claim. Please revise, or advise us as to your analysis.

In response to your comment, the Filing Persons have revised the disclosure regarding payments due upon the non-renewal of Mr. McAllister's employment agreement. Please see page 20 of the Second Revised Proxy Statement.

Quorum; Abstentions; Broker Non-Votes, page 22

3.	We note your response to prior comment 8. Please provide us with your legal analysis as to how the company’s proposed treatment of broker non-votes is inconsistent with Delaware law. Refer to Berlin vs. Emerald Partners, 552 A.2d 482. Given that the applicable voting standard for Proposals 2 through 4 is a majority of the shares present in person or represented by proxy, it would appear that a broker non-vote with respect to any of these proposals would have the effect of a vote against the proposal. Please provide your alternate analysis, or revise your disclosure so that it is consistent with the company’s disclosure on this topic.

In response to your comment, the Filing Persons have revised the disclosure regarding the treatment of broker non-votes. Please see pages 3 and 23-24 of the Second Revised Proxy Statement.

David L. Orlic

March 22, 2013

* * *

In closing, attached to this response letter, please find a signed statement by the Filing Persons with the representations contained in the Staff Comment Letter. The Filing Persons acknowledge that the Division of Enforcement has access to all information the Filing Persons provide to the staff of the Division of Corporation Finance in its review of the Filings Persons filings or in response to comments on filings. Please direct additional comments to me at (212) 756-2208 or Marc Weingarten at (212) 756-2280.

Very truly yours,

/s/ David Rosewater
David Rosewater

Each of the undersigned (each a “participant”) hereby acknowledges that (i) the participant and/or filing person is responsible for the adequacy and accuracy of the disclosure in the filings on Schedule 14A; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the participant and/or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: March 22, 2013

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P.			CLINTON MAGNOLIA MASTER FUND, LTD.
By: Clinton Relational Opportunity, LLC, its investment manager			By: Clinton Group, Inc., its investment manager

By:	/s/ Joseph A. De Perio	By:	/s/ Francis Ruchalski
Name: Joseph A. De Perio			Name: Francis Ruchalski
Title: Senior Portfolio Manager			Title: Chief Financial Officer

CLINTON SPOTLIGHT MASTER FUND, L.p.			CLINTON RETAIL OPPORTUNITY PARTNERSHIP, L.P.
By: Clinton Group, Inc., its investment manager			By: Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski	By:	/s/ Francis Ruchalski
Name: Francis Ruchalski			Name: Francis Ruchalski
Title: Chief Financial Officer			Title: Chief Financial Officer

CLINTON RELATIONAL OPPORTUNITY, LLC			CLINTON GROUP, INC.

By:	/s/ Joseph A. De Perio	By:	/s/ Francis Ruchalski
Name: Joseph A. De Perio			Name: Francis Ruchalski
Title: Senior Portfolio Manager			Title: Chief Financial Officer

/s/ George E. Hall			/s/ John DeMichiei
George E. Hall			John DeMichiei

/s/ Charles R. Engles			/s/ Seth E. Gardner
Charles R. Engles			Seth E. Gardner

/s/ Michael McMullen			/s/ Michael McNamara
Michael McMullen			Michael McNamara

/s/ Patrice E. Merrin	/s/ Brian Schweitzer
Patrice E. Merrin	Brian Schweitzer

/s/ Gregory P. Taxin
Gregory P. Taxin